UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of January

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release
                                                                                         29 January 2007

                     BioProgress plc and FMC Corporation Complete NRobe™ Oral Dose System Restructuring Agreement

29 January 2007:  BioProgress plc ('BioProgress')  (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, and Magenta
Oral Dose Design a business unit of FMC Corporation  ('FMC') (NSYE:  FMC) are pleased to confirm the finalisation of the  restructuring agreements regarding the licensing of NRobe™ technology.

BioProgress  and FMC have agreed to restructure  their  licensing  partnership  more accurately to reflect the intended market strategy for the NRobe™ technology and to accelerate its commercialization.

Under the  restructured  arrangements  BioProgress,  the licensor of NRobe™,  will receive  enhanced  royalties based upon total NRobe™
income  generated  by FMC.  FMC  retains  the  exclusive  rights to NRobe™  and will be  responsible  for the  continuing  development, commercialization and promotion of this novel oral drug delivery system.

Under separate  agreements,  BioProgress and FMC will  collaborate to endorse the technology in certain  pharmaceutical  products to be licensed for sale through BioProgress' sales and marketing division Dexo.

NRobe™ is a solid oral dose system  capable of enrobing a variety of powders and  particulates  within dry polymer  films to produce an elegant dose form  comparable in appearance to film-coated or gel-dipped  tablets,  or two-piece hard capsules.  This versatile  system can deliver benefits such as unique  appearance,  improved drug release,  simplified  formulation and processing,  and the avoidance of problematic excipients.  Development efforts are currently focused on proprietary product applications,  commercial scale manufacturing equipment, and novel polymer films. FMC has demonstration NRobe™ units in the US and Europe.

Richard Trevillion, Chief Executive Officer, BioProgress, said:
"We are pleased to confirm the  restructuring  agreement with FMC in a spirit of mutual  cooperation.  It is clear we share a vision of
NRobe™ as an enabling  technology for pharmaceuticals  that addresses large market needs. We look forward to our continued  partnership and close working relationship with FMC."

Robin Mitchell, Director of Magenta Oral Dose Design, said:
"Our  collaboration  with BioProgress over the past few years has yielded positive results for NRobe™ in terms of technical  milestones achieved and interest from the  pharmaceutical  industry.  This  restructuring  benefits both  companies and paves the way for the next phase of commercialization of NRobe™ as a high value oral drug delivery platform."

For further information:

BioProgress Plc                                                                    + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO

Buchanan Communications                                                            + 44 (0) 20 7466 5000
Rebecca Skye Dietrich / Mark Court

FMC, Magenta Oral Dose Design                                                            +1 215 299 5936
Robin Mitchell, Business Unit Director

About BioProgress
BioProgress plc is an innovative  specialty  pharmaceutical and healthcare  business based around its platform  technologies in polymer and film systems.  Listed on London's AIM in May 2003 and on US NASDAQ in October 2004,  the company has over 80 patents  granted or in application  within 24 patent families and has product  development  agreements and strategic  alliances with several global companies.
As a vertically  integrated  business,  BioProgress  has acquired  sales and marketing  resources  within Europe and the US as a launch mechanism for its own  pharmaceutical  products.  The business  continues to develop  innovative  delivery  mechanisms  using its XGEL™
polymer  technology,  replacing  the need to use  animal-derived  gelatine  in  pharmaceutical  and  healthcare  products.  For further information please go to www.bioprogress.com

Forward-Looking Information.
The Ordinary  Shares of  BioProgress  plc are  registered  under the US  Securities  and Exchange Act of 1934. To the extent that this announcement  contains certain  "forward-looking  statements"  within the meaning of the Private  Securities  Litigation  Reform Act of
1995, this paragraph  applies.  These  statements are based on management's  current  expectations  and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations  contained in the forward-looking  statements. The forward-looking  statements in this release include  statements  addressing  future financial and operating  results and the timing and benefits of the  reorganisation.  Detailed  information about factors pertinent to the business of the company that could cause actual results  to differ is set forth in the  Company's  filings  with the  Securities  and  Exchange  Commission.  The  Company is under no obligation to (and expressly  disclaim any such obligation to) update or alter its  forward-looking  statements  whether as a result of new  information,  future  events  or  otherwise.  This  announcement  is for  information  only and does not  constitute  an offer or invitation  to acquire or dispose of any  securities  or  investment  advice. The  distribution  of the  announcement  and/or issue of securities in certain  jurisdictions may be restricted by law. Persons into whose possession this  announcement  comes are required to inform themselves about and to observe such restrictions.

About FMC
Magenta  Oral  Dose  Design is part of  Healthcare  Ventures,  a growth  unit  leveragaging  FMC's  core  expertise  in  marine-derived biopolymers and pharmaceutical applications.

FMC  Corporation is a diversified  chemical  company serving  agricultural,  industrial and consumer  markets  globally for more than a century with innovative solutions,  applications and quality products.  The company employs over 5,000 people throughout the world. The company  operates its businesses in three segments:  Agricultural  Products,  Specialty  Chemicals and Industrial  Chemicals.  For more information please go to www.fmc.com

Safe Harbor Statement under the Private Securities Act of 1995
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in FMC Corporation's 2005 Form 10-K and other SEC filings.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  FMC Corporation does not intend to update this information and disclaims any legal obligation to the contrary.  Historical information is not necessarily indicative of future performance.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: January 29, 2007